Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of our report dated February 26, 2014 relating to the combined financial statements and financial statement schedule of the Advisory operations of Moelis & Company Holdings LP (which report expresses an unqualified opinion on the combined financial statements and financial statement schedule and includes an explanatory paragraph referring to certain expenses that have been allocated from Moelis & Company Holdings LP to the Advisory operations of Moelis & Company Holdings LP) appearing in the Prospectus dated April 15, 2014, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

New York, New York

August 7, 2014